Exhibit 2.1

1st AMENDMENT TO

MASTER AGREEMENT

By and between

•	STEFANO LODIGIANI, an Italian citizen, born in Piacenza (PC) on 29/07/1967, with residence in Nerviano (MI) Via Diaz 3/D CAP 20014, C.F. LDGSFN67L29G535U;

•	CLAUDIO MARCASSA, an Italian citizen, born in Varese, on 22/06/1970, with residence in Bodio Lomnago (VA), Via Rosmini, 19 C.F. MRCCLD70H22L682Z;

•

NOMEC 92 S.R.L., an Italian corporation, with registered office in Venegono Superiore (VA), Via G. Cesare 39, registered in the Companies Register of Varese, C.F./VAT 02047880121 (hereinafter referred to as “NOMEC”);

•

GREENCUBE S.R.L. an Italian corporation, with registered office in Seren del Grappa (BL), Via Industrie 18, registered in the Companies Register of Belluno C.F./VAT 01104760259 (hereinafter referred to as “GREENCUBE”);

(all the aforementioned, hereinafter also collectively referred to as “Purchasers”);

- of the one part –

AND

•

ORANGE 21 INC., a Delaware corporation, with a registered office in Delaware at The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware, 19801 (hereinafter referred to as “O21”);

- on the other part –

(all the aforementioned, hereinafter also individually referred to as the “Party” and collectively as the “Parties”)

AND

•

ORANGE 21 EUROPE S.R.L. an Italian corporation, with registered office in Galliate Lombardo (VA), Via Belvedere, 12, registered in the Companies Register of Varese, C.F./VAT 02670300124 (hereinafter referred to as “O21 Europe”) for the only purpose of the direct undertaking of its obligations provided hereunder.

AND

LEM S.R.L. an Italian corporation, with registered office in Galliate Lombardo (VA), Via Vajone 2, Italy, registered in the Companies’ Register of Varese (VA), C.F./VAT 01470470129 (hereinafter referred to as “LEM”).

RECITALS

I)	Whereas the Parties hereto have entered into that certain Master Agreement dated December 16, 2010 (the “Original Agreement”);

II)	Whereas the Parties hereto desire to amend the Original Agreement with respect to certain obligations of O21 to purchase goods and/or services from LEM.

NOW, THEREFORE, it is hereby understood and agreed that the Original Agreement is hereby amended as follows (the “Amendment”):

A. Article 7 of the Original Agreement is hereby amended in its entirety to read as follows:

“

Article 7

Minimum Purchase of Goods-Services

7.1	For a period of two years as of Closing Effective Date, LEM shall not materially alter its business model or the goods and services it sells.

7.2	O21 undertakes to purchase, directly or through its subsidiaries, from LEM, the following minimum amount of goods and/or services in the calendar years 2011, 2012, and 2013, separated into minimum amounts per calendar quarter, as follows:

•	€ 3,416,000.00 total for the 12-month period beginning January 1, 2011 (Q1 € 869,000.00; Q2 € 913,000.00; Q3 € 829,000.00; and Q4 € 805,000.00) (the “2011 Minimum Amount”);

•

€ 1,859,000.00 total for the 12-month period beginning January 1, 2012 (Q1 € 310,000.00; Q2 € 310,000.00; Q3 € 620,000.00; and Q4 € 619,000.00), subject to adjustment downward for any Benefit applied by O21 to such amounts, as provided below (the “2012 Minimum Amount”);

•

the total for the 12-month period beginning January 1, 2013 shall be the 2013 Minimum Amount (defined below), divided equally over the four calendar quarters of such calendar year. The Minimum Purchases for calendar year 2013 (the “2013 Minimum Amount”) shall be calculated by adding (i) the delayed minimum purchase amounts in the Original Agreement of € 301,000.00 from calendar year 2011, plus an extra 20% “bonus” amount of € 60,200.00 (for a total of € 361,200.00), and (ii) the total Benefit actually utilized by O21 for calendar year 2012, for a total combined maximum amount of both (i) and (ii) of up to € 761,200.00.

•

The 2011 Minimum Amount, the 2012 Minimum Amount and the 2013 Minimum Amount are referred to herein collectively as the “Minimum Purchases”. The foregoing Minimum Purchases shall be reduced by any carry-over credits pursuant to article 7.6.

•

The Minimum Purchases will be determined with reference to goods and services produced and rendered up to date and included in the price list attached hereto as Annex 1 by LEM. Moreover, orders of goods and services made by O21 and/or its subsidiaries, and unreasonably refused by LEM or cancelled by O21 and/or its subsidiaries owing to LEM’s liability, shall be accounted for the purposes of satisfying the Minimum Purchases requirement.

The particular goods or services purchased shall be determined by O21 and/or its subsidiaries and could include all of the brands of O21. LEM shall sell such goods and services at its current prices or less, if possible. LEM’s current price list is attached hereto as Annex 1.

•

In the event that New Product (defined below) is purchased during any calendar quarter of calendar year 2012, then O21 shall have the option, in its sole discretion, of applying fifty percent (50%) of the purchase price for such New Product as a credit towards the Minimum Purchases for the 3rd and 4th calendar quarters of calendar year 2012, up to a maximum of € 200,000 in each of these two calendar quarters, subject to a total aggregate maximum amount of € 400,000 in calendar year 2012 (hereinafter “Benefit”).

As used herein, the term “New Product” shall mean new styles of glasses and goggles related to the SPY, O’Neill or Margaritaville eyewear brands produced for O21 or its affiliates (whether purchased for itself as owner or licensee of such brands, or on behalf of a third party), that was not previously produced by LEM for O21 or its affiliates and intended for commercial sale at retail (i.e., excluding prototypes or other glasses not meant for commercial sale) prior to the date of this Amendment.

In the event that O21 is no longer the owner or licensee of the O’Neill or Margaritaville eyewear brands and LEM desires to produce and sell O’Neill or Margaritaville branded sunglasses directly to a third party, the Parties agree that such purchases of sunglasses by a third party shall be counted towards both (a) “New Product”, and (b) Minimum Purchases, in each calendar year during the term of this Agreement. For sake of clarity, “New Product” shall not include O’Neill goggles purchased by a third party. LEM agrees not to produce and sell O’Neill or Margaritaville branded eyewear to any person other than O21 or its affiliates, without O21’s prior written consent for the duration of this Agreement.

7.3	Subject to the carry-over credit provisions of article 7.6, in the event that quarterly or annual purchase orders by O21, directly or through its subsidiaries, do not meet the Minimum Purchases, O21 shall pay LEM an amount for each Euro of goods and/or services not purchased by O21 and/or by its subsidiaries during the aforementioned periods (the “Shortfall”) as liquidated damages, calculated by multiplying the Shortfall by € 0,37 (hereinafter, the “Penalty”). The Penalty shall be paid within 30 days following the end of the applicable calendar quarter.

LEM agrees that € 243,000 worth of purchase orders that were previously accepted by LEM for delivery in the 3rd calendar quarter of 2011 shall be shipped in the 4th calendar quarter of 2011 instead of the 3rd calendar quarter.

For the Penalty related to the 3rd and 4th calendar quarters of 2011, actually paid by 021, LEM shall grant to O21 a credit equal to 3,5% of the Shortfall for 2011 to be used by O21 towards the purchase of new molds used for New Products developed at LEM.

For sake of clarity, the payment of the Penalty by O21 pursuant to this article 7.3 or pursuant to article 7.8 constitute liquidated damages and neither O21, nor any of its subsidiaries, shall have any other liabilities for the Minimum Purchase.

7.4	The Parties agree and shall cause that:

(i)	for a period of six months as of Closing Effective Date the terms of payment of each invoice issued by LEM to O21 and/or to its subsidiaries will be as follows:

•	50% of the amount invoiced will be paid at shipment of the goods;

•	50% of the amount invoiced will be paid within 90 days after invoice date.

(ii)	As of January 1, 2012, the terms of payment will be as follows:

•	50% of the amount invoiced will be paid at shipment of goods;

•	50% of the amount invoiced will be paid within 120 days after invoice date.

(iii)	LEM agrees to O21’s and its subsidiaries’ “Order Fill Rate” and “On-Time Shipment” requirements attached hereto as Annex 2.

Notwithstanding article 7.4(i), for any product shipments made on or before September 30, 2011, if LEM requests that O21 pay the amount invoiced earlier than 90 days after the invoice date, O21 will use commercially reasonable efforts to make such earlier payments, provided that the maximum aggregate invoiced amounts that O21 shall be required to pay earlier in accordance with this provision shall not exceed € 100,000.

7.5

The Parties shall cause LEM to grant O21 a minimum guaranteed monthly credit of 0,7% as warranty refund for defective products; such credit shall be discounted by each monthly invoice issued by LEM to O21 and/or any of its subsidiaries for goods and/or services purchased in the previous month. In any event, O21’s shall have the right to claim further damage or the free replacement of goods, in case the monthly amount of defective goods delivered by LEM to O21 and/or its subsidiaries overcomes the above warranty refund ratio by 5% for 3 consecutive months.

7.6	In the event that during any calendar quarter O21 purchases, directly or through its subsidiaries, an amount greater than the Minimum Purchases for such calendar quarter, O21 may carry over such amounts (up to a maximum of 130% of the Minimum Purchases for such quarter) to the remaining calendar quarters during such calendar year, divided equally over such remaining calendar quarters. Any purchase amounts greater than the Minimum Purchases for the 4th calendar quarter of any calendar year (up to 130% of the Minimum Purchases for such calendar quarter) will be carried over to the next calendar year, divided equally over the four calendar quarters of such calendar year.

7.7	In the event that O21’s orders exceed 130% of the Minimum Purchases for any calendar quarter (a “Significant Order”), LEM shall be obligated to supply goods and/or services up to 130% of the Minimum Purchases for such quarter, and LEM shall use commercially reasonable efforts to supply the amount in excess of 130% of the Minimum Purchases for such calendar quarter. Within 10 business days of the receipt of a Significant Order, LEM shall notify O21 in writing if it is unable to accept the order for the portion in excess of 130% of the Minimum Purchases for such calendar quarter. Notwithstanding the provisions of articles 7.2 and 7.6, it is understood that the portion in excess of 130% of Minimum Purchases for any calendar quarter refused by LEM shall not be counted towards satisfying the Minimum Purchases. For sake of clarity, the inability by LEM to supply the amount in excess of 130% does not constitute a breach of its obligations under this Agreement. Solely for those purchase amounts greater than 130% of the Minimum Purchases which LEM expressly accepts and is able to ship for any calendar quarter of a calendar year, such excess will be carried over to the next calendar year, divided equally over the four calendar quarters of such calendar year.

7.8

In the event of a pending or actual Change in Control (defined below) of O21, LEM shall have the right to terminate its supply obligations under this article 7 by providing written notice to O21 within 30 days of public announcement of such pending or actual Change in Control, such termination to be effective on the date such

Change in Control occurs. If LEM fails to provide timely written notice of its election to terminate with such 30-day period, then its right to terminate shall cease. If, on the other hand, LEM gives O21 timely written notice of its election to terminate pursuant to this article 7.8, then LEM shall continue to supply goods and/or services to O21 for a transition period of up to 6 months, or such shorter period of time, as determined by O21, calculated from the date that such Change in Control occurs, after which time LEM’s supply obligations and O21’s purchase obligations shall cease. LEM shall cooperate in the orderly transition of production to any third-party manufacturer or supplier chosen by O21, including, the transfer of all tooling, molds, inventory, works-in-progress, parts, supplies, technical information, records, and know-how, as directed by O21.

If any Minimum Purchases have not yet been met by O21 at the end of such 6 month transition period, directly or through its subsidiaries, O21 shall pay, within 15 days following the end of such 6 months, LEM € 0,37 for each Euro of goods and/or services not purchased by O21 and/or by its subsidiaries during the aforementioned period as liquidated damages, as reduced by any carry-over credits pursuant to article 7.6.

For purposes of this Agreement, “Change in Control” means (i) a consolidation or merger of O21 with or into any other entity, or any corporate reorganization in which the stockholders of O21 immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, (ii) a transaction or series of related transactions to which O21 is a party in which in excess of 50% of its voting power is transferred (not including any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by O21 or indebtedness of O21 is cancelled or converted or a combination thereof), or (c) a sale of all or substantially all of the assets of O21. Notwithstanding the foregoing, any of the foregoing transactions involving current significant stockholders of O21 holding at least 5% of O21’s or its affiliates’ equity or convertible debt, or other financial buyers such as private equity firms, will not be deemed a Change in Control.

B.	Article 11 of the Original Agreement is hereby amended in its entirety to read as follows:

“

Article 11

LEM Credit/Remedies/O21 Europe joint liability

11.1	O21, also on behalf of its subsidiaries, agrees and warrants that, during the period comprised between Closing Effective Date and January 1, 2014, the aggregate amount of their overdue debts for the purchase of goods and services (hereinafter referred to as “Commercial Aggregate Overdue Debts”) owed to LEM cannot exceed the overall amount of € 200,000.00 for the period between the Closing Effective Date and the date of this Amendment, and € 120,000.00 for the period beginning on the date of this Amendment and ending January 1, 2014.

11.2	O21 and its subsidiaries, and in particular O21 Europe which up to date has commercialized O21’s products manufactured by LEM in Europe, are interested in maintaining a commercial relationship with LEM within the next three years and recognize the provisions of articles 7 and 11 of the present Agreement. For this reason, in case of any breach of the obligation provided in article 7 and 11.1. above, for 30 consecutive days within the period comprised between January 1, 2011 and December 31, 2013, O21 Europe undertakes to pay LEM any amount required to comply with the obligation provided in article 7 and 11.1 above (i.e.: any amount including € 200,000.00 or € 120,000.00, as applicable) up to the maximum amount of the € 3,416,000.00 for 2011 purchases, € 1,859,000.00 for 2012 purchases, and between € 361,200.00 and € 761,200.00 for 2013 purchases within 15 days after LEM has given written notice of such breach at the same time to both O21 Inc. and O21 Europe and such breach has not been cured within such period of 15 days. The foregoing amounts shall be reduced by any carry-over credits pursuant to article 7.6. It is understood and agreed that the obligation here undertaken by O21 Europe shall be valid and enforceable exclusively under the aforementioned specific conditions and timeframe. As for the above O21 Europe and O21 have a several and joint obligation towards LEM.

11.3

O21 Europe also undertakes to pay LEM up to a maximum amount of the 2013 Minimum Amount for any Commercial Aggregate Overdue Debts and Penalty concerning Minimum Purchases that become due before December 31, 2013, if such Commercial Aggregate Overdue Debts and Penalty have not been paid within 15 days as of January 31, 2014 after LEM has given written notice of payment at the same time to both O21 Inc. and O21 Europe and such payment has not been effected within such period of 15 days.

11.4	The execution, delivery and performance of the obligations undertaken by O21 Europe under article 11 have been and remain duly authorized by all necessary corporate action and do not contravene any provision of law of O21 Europe constitutional documents or any contractual restriction binding on O21 Europe or its assets.

11.5	All consents, authorizations and approvals of, and registrations and declarations for the due execution, delivery and performance of the obligations undertaken by O21 Europe under article 11 have been obtained by O21 Europe and remain in full force and effect and all conditions thereof have been duly complied with, and no other action nor notice or filing is required.

11.6	In no event a violation of any obligation provided hereunder shall be a cause for termination of the Quota Purchase Agreement.”

C.	Miscellaneous Provisions.

1. Integration. This Amendment in combination with the Original Agreement contains or expressly incorporates by reference the entire agreement of the parties with respect to the matters contemplated herein and supersedes all prior negotiations. Except as specifically set forth herein, the Original Agreement remains unmodified and in full force and effect.

2. Counterparts. This Amendment may be executed in any number of original or facsimile counterparts, each of which shall be deemed an original, but such counterparts shall together constitute one and the same agreement.

3 Language. The Parties shall sign this Amendment in two originals in English and Italian languages, respectively. In case of discrepancy between the two texts, the Italian version of the Amendment shall prevail.

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ACKNOWLEDGED AND AGREED:

Date: September 23, 2011

Orange 21, Inc.

By:	/s/ Carol Ann Montgomery	/s/ Stefano Lodigiani
	Ms. Carol Ann Montgomery	Mr. Stefano Lodigiani, as an individual
Its: Chief Executive Officer

Orange 21 Europe S.r.l.		NOMEC 92 S.R.L.

By:	/s/ Carol Ann Montgomery	By:	/s/ Enrico Talamona
	Ms. Carol Ann Montgomery		Mr. Enrico Talamona
	Its: President		Its: President

GREENCUBE S.R.L.

		By:	/s/ Michele De Biasi
/s/ Claudio Marcassa			Mr. Michele De Biasi
Mr. Claudio Marcassa, as an individual			Its: President

LEM S.r.l.

/s/ Stefano Lodigiani
By: Mr. Stefano Lodigiani
Its: Authorized Director